
Pernod Ricard

RECEIVED
2005 MAY 25 P 2:42

DF/Sec./SGFinances/AGE2005/149.2005

Paris, May 13, 2005

**SECURITIES & EXCHANGE COMMISSION**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**WASHINGTON, D.C. 20549**
**USA**


05008408

SUPPL

**For the attention of Mrs Felicia KUNG**

**Ref : 82-3361**
**Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)**

Dear Mrs KUNG,

You will find, hereafter, notice of "Avis Préalable de Réunion Valant Avis de Convocation" referring to our next Extraordinary Shareholder's Meeting which will be held on :

**Monday, the 20th of June, 2005**

This notice will be published in the BALO of Wednesday, the 18th of May, 2005.

We wish you a good receipt of it.

PROCESSED
MAY 31 2005
THOMSON FINANCIAL

Yours sincerely,

**Vice-President, Finance**

**Emmanuel BABEAU**

*Cc : L. BARAGNON*
*A. PERNOD*
*I. FITZSIMONS*

# PERNOD RICARD

Société anonyme au capital de 218 500 651,10 €.
Siège social : 12, place des Etats-Unis, 75116 Paris.
582 041 943 R.C.S. Paris.
Siret : 582 041 943 00389.

## Avis de réunion valant avis de convocation

Les actionnaires de la société Pernod Ricard sont informés qu'ils sont convoqués en assemblée générale extraordinaire le lundi 20 juin 2005 à 14 h 30 à la Galerie du Carrousel du Louvre 99, rue de Rivoli, 75001 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapport du conseil d'administration à l'assemblée générale ;
— Rapports des commissaires aux apports ;
— Approbation d'un apport en nature dans le cadre du rapprochement entre la société Pernod Ricard et la société Allied Domecq, conformément à un « Scheme of Arrangement » ;
— Augmentation de capital en rémunération de l'apport en nature ;
— Modification corrélative des statuts ;
— Mandat pour la constatation d'une condition suspensive ;
— Pouvoirs pour l'accomplissement des formalités.

## Projet de résolutions

***Première résolution** (Apport en nature).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise :

— du rapport du conseil d'administration à l'assemblée générale (y compris l'annexe de ce rapport constituée du document E enregistré par l'Autorité des marchés financiers) ;

— du rapport des commissaires aux apports sur la valeur des apports et sur la rémunération des apports ;

Approuve, sous la condition que le « Scheme of Arrangement » ait pris effet :

— l'apport en nature des actions échangées contre des actions Pernod Ricard dans le cadre du « Scheme of Arrangement », soit un maximum de 140 031 645 570 actions de catégorie B (les « Actions B » et individuellement, une « Action B ») de la société Allied Domecq, société de droit britannique dont le siège social est The Pavilions, Bridgwater Road, Bestminster Down, Bristol, BS13 8AR, Royaume-Uni, qui seront apportées dans le cadre du « Scheme of Arrangement » ;

— l'évaluation de l'apport, soit un montant maximum total de 2 053 200 000 €, correspondant à un montant de 0,0146624 € par action B apportée ;

— la rémunération de l'apport, à savoir 0,0001264 action Pernod Ricard pour une action B apportée, étant entendu que, pour les actions apportées dans la branche principale par les actionnaires d'Allied Domecq la rémunération sera pour une action Allied Domecq (avant division par 670 des actions existantes et reclassification), 545 pence en numéraire et 0,0158 action Pernod Ricard.

Cette résolution prendra effet à la date d'entrée en vigueur du « Scheme of Arrangement ».

***Deuxième résolution** (Augmentation de capital en rémunération de l'apport en nature).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de ce qui précède, décide, sous la seule condition que le « Scheme of Arrangement » ait pris effet (« has become effective ») et avec effet à la date de prise d'effet du « Scheme of Arrangement » :

1°) Que le capital de Pernod Ricard est augmenté d'un montant maximum de 54 870 000 euros par émission d'un nombre maximum de 17 700 000 actions Pernod Ricard, le nombre d'actions émises correspondant au produit du nombre maximum d'actions B apporté dans le cadre du « Scheme of Arrangement » et de 0,0001264 correspondant à la parité retenue. Les actions nouvelles auront une valeur nominale de 3,10 € chacune, assorties chacune d'une prime d'apport unitaire de 112,90 € entièrement libérée, portant jouissance courante, soit une prime d'apport globale d'un montant maximum de 1 998 330 000 €. Ces actions nouvelles donneront droit à ce titre à toutes les distributions de bénéfices, primes ou réserves décidées à compter de leur date d'émission. A compter de leur date d'émission, elles seront entièrement assimilées aux actions anciennes de même catégorie composant le capital social actuel, jouiront des mêmes droits et supporteront les mêmes charges ;

2°) Que les actions ainsi créées seront attribuées aux anciens titulaires d'actions B ayant choisi, dans le cadre du « Scheme of Arrangement », de recevoir des actions Pernod Ricard à raison de 0,0001264 action nouvelle pour une action B, étant entendu que, pour les actions apportées dans la branche principale par les actionnaires d'Allied Domecq la rémunération sera pour une action Allied Domecq (avant division par 670 des actions existantes et reclassification), 545 pence en numéraire et 0,0158 action Pernod Ricard ;

3°) Que les actions nouvellement émises donneront droit à tout dividende mis en paiement à compter de leur date d'émission, étant précisé qu'elles ne donneront pas droit aux acomptes sur dividende qui ont été versés préalablement à leur date d'émission, de telle sorte que si la distribution de dividendes votée par l'assemblée générale d'approbation des comptes clos le 30 juin 2005 décidait un dividende supérieur aux acomptes déjà payés, les nouvelles actions donneraient seulement droit à la différence ;

4°) Que le montant correspondant à la différence entre le montant total de l'apport et le montant total de l'augmentation de capital social de Pernod Ricard, sera inscrit au crédit d'un compte « Prime d'apport », sur lequel porteront les droits de tous les actionnaires anciens et nouveaux ;

5°) D'autoriser le conseil d'administration à imputer le cas échéant sur le poste « Prime d'apport », l'ensemble des frais, charges et impôts occasionnés par l'apport, ainsi que ceux consécutifs à l'augmentation de capital

***Troisième résolution** (Modification corrélative des statuts).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de l'adoption des première et deuxième résolutions, décide, sous la seule condition que le « Scheme of Arrangement » ait pris effet (« has become effective »).

— de modifier les dispositions de l'article 6 « Capital » des statuts pour (i) porter le capital à un montant égal à 218 500 651,10 € augmenté de la valeur nominale totale des actions Pernod Ricard émises conformément à la deuxième résolution et (ii) augmenter le nombre d'actions composant le capital social, soit 70 484 081 actions du nombre total d'actions Pernod Ricard émises conformément à la deuxième résolution.

Cette résolution prendra effet à la date d'entrée en vigueur du « Scheme of Arrangement ».

***Quatrième résolution** (Mandat pour la constatation d'une condition suspensive).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de l'adoption des première, deuxième et troisième résolutions :

Mandate le président directeur général de Pernod Ricard, avec faculté de subdélégation aux fins de constater :

— que le « Scheme of Arrangement » a pris effet (« has become effective ») et que la condition suspensive à l'apport est réalisée ;

— que l'augmentation de capital résultant du nombre total d'actions Pernod Ricard créée en rémunération du nombre total d'actions B apportées ;

— la modification des statuts en résultant.

***Cinquième résolution** (Pouvoirs pour l'accomplissement des formalités).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, confère tous pouvoirs au porteur d'une copie ou d'extraits du procès-verbal constatant les présentes délibérations, en vue de l'accomplissement de toutes formalités légales ou administratives.

———

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée susvisée, les titulaires d'actions nominatives doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la réunion ; les titulaires d'actions au porteur doivent demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte un certificat d'inscription en compte constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée. L'attestation devra être adressée ou déposée cinq jours au plus tard avant la date fixée pour la réunion par les intermédiaires financiers auprès de la Société générale.

Pour pouvoir voter par correspondance ou par procuration, les titulaires d'actions devront, le cas échéant, demander par lettre les formulaires de vote par correspondance ou par procuration, adressée au siège social de la société ou à la Société générale, service des assemblées, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, ou encore à l'intermédiaire auprès duquel leurs titres sont inscrits de telle sorte que la demande soit reçue au plus tard six jours avant la date de la réunion de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte que pour les formulaires dûment remplis, parvenus au siège social de la société ou à la Société générale dans un délai de trois jours au moins avant l'assemblée générale accompagnés pour les actionnaires au porteur d'un certificat d'inscription en compte.

Il est rappelé que, conformément à l'article 136 du décret du 23 mars 1967, tout actionnaire ayant effectué l'une ou l'autre des formalités ci-dessus, peut néanmoins céder tout ou partie de ses actions pendant la période minimale d'inscription nominative ou d'indisponibilité des titres au porteur en notifiant au teneur de compte habilité la révocation de cette inscription ou de cette indisponibilité jusqu'à 15 heures, heure de Paris, la veille de l'assemblée générale, à la seule condition, s'il a demandé une carte d'admission ou déjà exprimé son vote à distance ou envoyé un pouvoir, de fournir au teneur de compte habilité les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

La participation et le vote par visioconférence ou par un moyen de télécommunication n'ont pas été retenus pour la réunion de cette assemblée. Aucun site visé à l'article 119 du décret n° 67-236 du 23 mars 1967 ne sera aménagé à cette fin.

Les demandes d'inscription de projets de résolutions par les actionnaires remplissant les conditions prévues à l'article 128 du décret du 23 mars 1967 doivent, en application des dispositions légales, être envoyées au siège social de la société, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de la demande d'inscription de projets de résolutions par les actionnaires.

*Le conseil d'administration.*